Exhibit 99.1

H1 | 2017

HALF-YEARLY REPORT
JANUARY–JUNE

CITYCON

H1/2017 | 02

Citycon H1/2017:

Solid first half of the year – good performance

in Sweden and Norway

APRIL–JUNE 2017

—	Net rental income increased to EUR 59.4 million (Q2/2016: 57.0) mainly due to (re)development projects coming online (mainly Iso Omena extension) and the acquisition of the adjacent building to Oasen shopping centre in Bergen, Norway. In addition, positive like-for-like growth contributed to net rental income growth by EUR 0.6 million. The non-core property divestments in 2016 and 2017 decreased net rental income by EUR 1.0 million.

—	EPRA Earnings increased by EUR 2.2 million, or 5.7%, to EUR 40.9 million, especially due to the growth in net rental income and lower direct administrative expenses. EPRA Earnings per share (basic) increased to EUR 0.046 (0.043).

—	Earnings per share decreased to EUR 0.03 (0.04) mainly due to fair value losses recorded in the second quarter of 2017.

—	The company specifies its guidance relating to Direct operating profit, EPRA Earnings and EPRA Earnings per share.

JANUARY–JUNE 2017

—	Net rental income increased to EUR 116.0 million (Q1–Q2/2016: 112.2) mainly due to (re)development projects coming online (mainly Iso Omena extension) and the acquisition of the adjacent building to Oasen shopping centre in Bergen, Norway. In addition, positive like-for-like growth contributed to net rental income growth by EUR 1.2 million. The non-core property divestments in 2016 and 2017 decreased net rental income by EUR 3.2 million.

—	EPRA Earnings increased by EUR 4.6 million, or 6.1%, to EUR 79.2 million, especially due to the growth in net rental income and lower direct administrative expenses. EPRA Earnings per share (basic) increased to EUR 0.089 (0.084).

—	Earnings per share decreased to EUR 0.07 (0.11) mainly due to fair value losses recorded in 2017.

KEY FIGURES
		Q2/2017	Q2/2016	%1)	Q1–Q2/2017	Q1–Q2/2016	% 1)	2016
Net rental income	MEUR	59.4	57.0	4.1	116.0	112.2	3.3	224.9
Direct operating profit2)	MEUR	52.7	50.5	4.4	103.0	98.4	4.7	198.5
Earnings per share (basic)	EUR	0.03	0.04	-18.9	0.07	0.11	-37.9	0.18
Fair value of investment properties	MEUR	4,156.1	4,110.0	1.1	4,156.1	4,110.0	1.1	4,337.6
Loan to Value (LTV)2)%		47.3	45.4	4.1	47.3	45.4	4.1	46.6
EPRA based key figures2)
EPRA Earnings	MEUR	40.9	38.7	5.7	79.2	74.6	6.1	151.1
EPRA Earnings per share (basic)	EUR	0.046	0.043	5.7	0.089	0.084	6.1	0.170
EPRA NAV per share	EUR	2.78	2.80	-0.6	2.78	2.80	-0.6	2.82

1)	Change from previous year. Change-% is calculated from exact figures.
2)	Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) guidelines. More information is presented in Basis of Preparation and Accounting Policies in the notes to the accounts.

H1/2017 | 03

CEO, MARCEL KOKKEEL:

The first half of the year 2017 was solid with continued strong like-for-like net rental income growth in Sweden and Norway. Like-for-like performance remained weak in Finland as most of Citycon’s stronger shopping centres in the Helsinki area were under (re)development. Overall, like-for-like net rental income growth including Kista Galleria (50%) totalled 1.6%. Supported by strong net rental income and tight cost control EPRA Earnings per share increased by 6% and we have hence specified our guidance for 2017. We expect the retail sentiment in Finland to continue to improve especially in the Helsinki area as the economy has started to pick up.

A clear highlight of the quarter was the opening of the second part of the Iso Omena extension in Espoo. Since the first opening in August 2016, footfall has increased by 28%, even though the new metro line is yet to start running. Especially our new restaurant concept M.E.E.T (Meet, Eat, Enjoy, Together) has been well received and Iso Omena was ranked the most recommended and enjoyable shopping centre in the Helsinki area by Taloustutkimus research company.

Recycling of capital and non-core disposals remain a top priority for management. During the first half of the year we have divested assets altogether for approximately EUR 118 million and expect to be able to divest more in the coming year.

1. POSITIVE LIKE-FOR-LIKE NET RENTAL INCOME GROWTH IN SWEDEN AND NORWAY

Citycon’s net rental income increased by 3.3% and was EUR 116.0 million (112.2). The increase was mainly attributable to (re)development projects coming online (mainly Iso Omena) and the acquisition of the adjacent building to Oasen shopping centre in Norway, increasing net rental income by a total of EUR 5.3 million. In addition, the like-for-like portfolio net rental income increased by EUR 1.2 million. The divestments lowered net rental income by EUR 3.2 million.

The like-for-like net rental income growth including the like-for-like performance of Kista Galleria (50%) was 1.6%. Citycon’s standard like-for-like portfolio definition, based on EPRA’s recommendations, does not include Kista Galleria. For the standard like-for-like portfolio, gross rental income increased by EUR 1.6 million, or 1.9%, and net rental income increased respectively by EUR 1.2 million, or 1.5%. Like-for-like property operating expenses decreased during the corresponding period by -1.3%.

Citycon’s net rental income from Finnish operations decreased by 3.5% compared to the previous year and totalled EUR 42.5 million (44.0). This was mainly a result of divestments of non-core assets in 2016 and 2017, which lowered net rental income by EUR 1.9 million. In addition, net rental income for the like-for-like portfolio decreased by EUR 1.7 million, or 7.2%, mainly due to the challenging retail environment in Finland. Finnish like-for-like portfolio accounted only for 37% out of total Finnish portfolio. On the contrary, ongoing and completed (re)development projects (e.g. Iso Omena and Myyrmanni) increased net rental income by EUR 2.1 million.

Citycon’s net rental income from Norwegian operations increased by 13.8% compared to the previous year and totalled EUR 41.4 million (36.4). In January 2017, Citycon acquired adjacent building to Oasen shopping centre in Bergen, which increased net rental income by EUR 2.2 million. Furthermore, ongoing and completed (re)development projects (e.g. Buskerud and DownTown) increased net rental income by EUR 0.8 million. In addition, net rental income for the like-for-like portfolio increased by EUR 1.5 million, or 4.9% driven mainly by capital rent growth from CPI indexation, higher turnover based rents and mall income.

The company’s net rental income from Swedish operations increased by 3.4% to EUR 19.6 million (18.9) mainly due to like-for-like growth of EUR 1.4 million, or 8.8%. Like-for-like portfolio growth was mainly due to new and renegotiated lease agreements especially in Liljeholmstorget Galleria and growth in service charges.

Net rental income from the Estonian and Danish operations decreased by 3.8% compared to the previous year and came to EUR 12.1 million (12.6). This was mainly due to the divestment of the non-core shopping centre Magistral in 2016, which decreased net rental income by EUR 0.4 million. Like-for-like properties net rental income was almost flat (EUR 0.0 million or -0.1%) compared to previous year as slightly better rental levels in Rocca al Mare were offset by higher expenses in Albertslund.

H1/2017 | 04

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

	Net rental income
MEUR	Finland	Norway	Sweden	Estonia & Denmark	Other	Total	Gross rental income, total
Q1–Q2/2016	44.0	36.4	18.9	12.6	0.2	112.2	125.4
Acquisitions	-	2.2	-	-	-	2.2	2.2
(Re)development projects	2.1	0.8	0.2	0.0	-	3.0	5.2
Divestments	-1.9	-0.4	-0.4	-0.4	-	-3.2	-3.5
Like-for-like properties1)	-1.7	1.5	1.4	0.0	-	1.2	1.6
Other (incl. exchange rate differences)	0.0	1.0	-0.5	0.0	0.1	0.5	0.4
Q1–Q2/2017	42.5	41.4	19.6	12.1	0.3	116.0	131.5

1)	Like-for-like properties are properties held by Citycon throughout two full preceding periods. Like-for-like properties exclude properties under (re)development or extension and undeveloped lots.

LIKE-FOR-LIKE NET RENTAL INCOME GROWTH

%

1)	Including Kista Galleria 50%. The adjusted total including Kista Galleria 100% would be 1.7%.

2. OCCUPANCY RATE REMAINS AT HIGH LEVEL OF 96.3%

Citycon has changed its presentation of the key operational figures from the first interim report in 2017. Citycon reports the key operational figures so that Kista Galleria numbers are included based on a 50% share. The change in the presentation has impacted the following key operational figures: economic occupancy rate, lease portfolio summary, leasing activity, annualised potential rental value, net rental yield, yield requirement, market rents, shopping centre sales and footfall as well as occupancy cost ratio. The comparison periods have been adjusted accordingly.

The economic occupancy rate for Citycon’s property portfolio remained unchanged compared to year-end 2016 and improved by 30bps from the previous quarter due to decreased vacancies in Finland and Sweden.

Total sales in Citycon’s shopping centres increased by 2% and footfall remained unchanged in the first half of the year compared to the corresponding period of the previous year.

H1/2017 | 05

ECONOMIC OCCUPANCY RATE1)

%

1)	Including Kista Galleria 50%.

LIKE-FOR-LIKE SALES1)	LIKE-FOR-LIKE FOOTFALL1)
Q1–Q2/2017 vs. Q1–Q2/2016, %	Q1–Q2/2017 vs. Q1–Q2/2016, %

The width of each column is weighted by the sales or footfall of the business unit.

1)	Including Kista Galleria 50%. Sales and footfall figures include estimates. Sales figures exclude VAT.

At period-end, Citycon had a total of 4,862 (4,848) leases, of which the average remaining length was 3.4 (3.3) years.

The average rent per sq.m. for the Citycon portfolio increased during the first half of the year to EUR 23.5 (23.2) mainly due to rent indexations, the second phase completion of the Iso Omena (re)development project and divestments. The challenging retail environment in Finland and increased competition in Estonia resulted in decreased year-to-date leasing spread of -6.2% for renewals and re-lettings.

H1/2017 | 06

LEASE PORTFOLIO SUMMARY1)

		30 June 2017	30 June 2016	31 December 2016
Number of leases	pcs	4,862	4,668	4,848
Average rent	EUR/sq.m.	23.5	22.9	23.2
Finland	EUR/sq.m.	26.5	25.1	26.2
Norway	EUR/sq.m.	21.7	21.2	21.4
Sweden	EUR/sq.m.	23.5	23.5	23.0
Estonia & Denmark	EUR/sq.m.	20.6	20.4	20.5
Average remaining length of lease portfolio	years	3.4	3.2	3.3
Occupancy cost ratio2)%		9.1	9.0	9.0

1)	Including Kista Galleria 50%.
2)	The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY1)

		Q1–Q2/2017	Q1–Q2/2016	2016
Number of leases started during the period	pcs	670	620	1,356
Total area of leases started2)	sq.m.	139,322	116,152	270,839
Average rent of leases started2)	EUR/sq.m.	22.9	21.1	22.4
Number of leases ended during the period	pcs	662	758	1,315
Total area of leases ended2)	sq.m.	146,134	178,731	312,061
Average rent of leases ended2)	EUR/sq.m.	21.7	21.0	21.3
Leasing spread, renewals and re-lettings	%	-6.2	-7.1	-2.5

1)	Including Kista Galleria 50%.
2)	Leases started and ended do not necessarily refer to the same premises.

ANNUALISED POTENTIAL RENTAL VALUE1)

MEUR	30 June 2017	30 June 2016	31 December 2016
Finland	138.5	128.0	138.4
Norway	113.8	107.9	114.0
Sweden	76.5	78.0	77.3
Estonia & Denmark	29.4	28.7	29.4
Total	358.2	342.6	359.0

1)	Including Kista Galleria 50%. Annualised potential rental value includes annualised base rent and maintenance charge based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

NET RENTAL YIELD1)
%	30 June 2017	30 June 2016	31 December 2016
Finland	4.9	5.7	5.2
Norway	5.3	5.4	5.2
Sweden	5.2	5.2	5.2
Estonia & Denmark	7.2	7.3	7.3
Average	5.2	5.6	5.4

1)	Including Kista Galleria 50%. Net rental yield is based on the net rental income from prior 12 months period calculated from the reporting date divided by the fair value of investment properties. Includes the value of unused building rights.

H1/2017 | 07

3. LOWER FAIR VALUE GAINS DECREASED THE OPERATING PROFIT GROWTH

Administrative expenses totalled EUR 13.7 million (14.8). The decrease of EUR 1.0 million was mainly driven by the lower salaries and social charges due to lower headcount. At the end of June, Citycon Group employed a total of 254 (312) full-time employees (FTEs), of whom 77 worked in Finland, 109 in Norway, 56 in Sweden, 9 in Estonia, 2 in the Netherlands and 1 in Denmark.

Operating profit came to EUR 101.2 million (132.9), being lower than in the previous year due to the fair value losses and reducing goodwill by EUR 2.8 million as a result of disposing shopping centre Lade in Norway in March 2017. Goodwill reduction was recognised in other operating expenses and income.

Net financial expenses year-to-date increased by EUR 3.1 million to EUR 29.6 million (26.5) despite a lower average cost of debt, mainly due to the higher debt level, lower interest income and higher other financial expenses.

Share of profit of joint ventures totalled EUR -1.4 million (3.8). The decrease came mainly from lower fair value gains in Kista Galleria and fair value losses in Mölndal Galleria during 2017 and the comparison period including fair value gain of Iso Omena extension.

Profit for the period came to EUR 59.2 million (95.3). The decrease was mainly a result of fair value losses.

4. PROPERTY PORTFOLIO VALUE STABLE

The fair value of investment properties decreased by EUR 181.5 million to EUR 4,156.1 million (31 December 2016: 4,337.6) due to transfer of EUR 178.5 million from investment properties to investment properties held-for-sale. Acquisitions and investments increased the value of properties by EUR 145.8 million. Changes in exchange rates decreased value of properties by EUR 78.4 million and fair value losses by EUR 8.4 million. In addition, disposals decreased the value by EUR 62.0 million.

PROPERTY PORTFOLIO SUMMARY

30 June 2017	No. of properties	Gross leasable area	Fair value, MEUR	Properties held for sale, MEUR	Portfolio, %	Weighted average yield requirement	Weighted average market rents
Shopping centres, Finland	19	421,240	1,608.4	184.3	41
Other retail properties, Finland	2	10,350	22.1	-	1
Finland, total	21	431,590	1,630.5	184.3	42	5.5	30.3
Shopping centres, Norway	19	432,400	1,428.5	30.8	33	-	-
Rented shopping centres, Norway1)	2	18,200	-	-	-	-	-
Norway, total	21	450,600	1,428.5	30.8	33	5.4	22.5
Shopping centres, Sweden	8	215,200	758.4	-	17
Sweden, total	8	215,200	758.4	-	17	5.1	26.9
Shopping centres, Estonia & Denmark	3	119,800	338.7	-	8
Estonia & Denmark, total	3	119,800	338.7	-	8	6.6	20.4

Shopping centres, total	51	1,206,840	4,134.0	215.1	99
Other retail properties, total	2	10,350	22.1	-	1
Investment properties, total	53	1,217,190	4,156.1	215.1	100	5.5	26.3
Kista Galleria (50%)	1	46,250	311.1	-	-	-	-
Investment properties and Kista Galleria (50%), total	54	1,263,440	4,467.2	215.1	-	5.4	27.0

1)	Value of rented properties is recognised within intangible rights based on IFRS rules.

H1/2017 | 08

The fair value change of investment properties amounted to EUR -8.4 million (31.0). The company recorded a total value increase of EUR 86.9 million (61.8) and a total value decrease of EUR 95.3 million (30.8).

FAIR VALUE CHANGES

FAIR VALUE CHANGES
MEUR	Q2/2017	Q2/2016	Q1–Q2/2017	Q1–Q2/2016	2016
Finland	-5.5	-6.9	-15.1	-15.2	-33.2
Norway	-13.7	0.2	0.7	24.3	19.8
Sweden	4.7	12.9	8.2	21.8	39.7
Estonia & Denmark	-1.2	-1.6	-2.2	0.2	-0.4
Investment properties, total	-15.7	4.7	-8.4	31.0	25.9
Kista Galleria (50%)	0.6	0.8	0.5	2.0	5.5
Investment properties and Kista Galleria (50%), total	-15.1	5.5	-7.8	33.0	31.5

Citycon has changed its external appraiser and the fair value of Citycon’s properties has been measured by CBRE for the first time for the half-yearly report 2017. Citycon has changed its independent external appraiser at regular intervals. The property valuations in 2016 were conducted by JLL, who had served as Citycon’s appraiser for over five years. Moreover, in 2017 Citycon has started to measure the fair values of the properties internally in the first and third quarter of the year.

CBRE’s Valuation Statement for the period-end is available on Citycon’s website below Investors.

5. ACTIVE RECYCLING OF CAPITAL

During the first half of the year, Citycon has continued implementing its divestment strategy and divested five non-core properties and residential building rights for a total value of approximately EUR 118 million. Additionally, on 9 June Citycon signed a contract to divest shopping centre Lietorvet in Skien, Norway, for approximately EUR 13 million. The transaction was closed after the end of the reporting period.

Since the strategy update in 2011, Citycon has divested 54 non-core properties and five residential portfolios for a total value of EUR 470 million and aims to expedite further capital recycling. Citycon’s plan is to divest EUR 400–500 million of non-core assets within the coming three years, of which half within the coming 1.5 years, mainly in Finland and Norway.

ACQUISITIONS AND DIVESTMENTS Q1–Q2/2017

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Acquisitions
Oasen	Office building	Bergen, Norway	5 January	19,000	78.0
Acquisitions, total				19,000	78.0

Divestments
Länken	Retail property	Umeå, Sweden	31 January	11,600	24.0
Kaarinan Liiketalo	Retail property	Kaarina, Finland	28 February	9,400	1.0
Lade	Shopping centre	Trondheim, Norway	3 March	8,700	21.0
Porin Asema-aukio	Retail property	Pori, Finland	31 May	23,000	57.0
Linjuri	Shopping centre	Salo, Finland	31 May	9,200	3.0
Jakobsbergs Centrum	Residential building rights	Stockholm, Sweden	30 June	-	12.0
Divestments, total				61,900	118.0

H1/2017 | 09

6. (RE)DEVELOPMENT PROJECTS PROGRESSED – THE SECOND PHASE OF ISO OMENA SUCCESSFULLY OPENED

At the end of the reporting period, the company had two major (re)development projects underway: the Mölndal Galleria project in Gothenburg and the Lippulaiva project in the Helsinki area.

The construction of the pop-up shopping centre Pikkulaiva is nearing completion and will be opened to the public on 27 July. Pikkulaiva will be the temporary location for 23 tenants during the Lippulaiva (re)development project. Lippulaiva will be demolished during the fall 2017 and the completely new shopping centre, fully integrated with the new metro station, is expected to be opened in 2021.

The tenant demand for the new Mölndal Galleria shopping centre has been strong and pre-leasing was 70% at the end of the period. Citycon will purchase joint venture partner NCC’s 50% share after the project is completed.

The second phase of the extension and (re)development project of Iso Omena was successfully opened on 20 April, comprising an additional 13,000 square metres of gross leasable area. The leasing rate for whole Iso Omena was 98% at the end of the reporting period.

In addition to the (re)development projects listed below, Citycon has several ongoing refurbishments in e.g. Arabia, Kristiine, Tumba Centrum and Down Town.

Further information on Citycon’s completed, ongoing and planned (re)developments can be found in the company’s Financial Statements 2016.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2017 AND IN PROGRESS ON 30 JUNE 20171)

	Location	Area before/after, sq.m.	Expected gross investment, MEUR		Actual gross investments by 30 June 2017, MEUR	Completion
Mölndal Galleria	Gothenburg, Sweden	-/24,000	60.0 (120.0)	2)	34.9	Q3/2018
Lippulaiva	Helsinki area, Finland	19,200/44,100	215.0		36.5	2021
Iso Omena	Helsinki area, Finland	63,300 /101,000	270.0		269.5	Completed: Q2/2017
Porin Asema-aukio3)	Pori, Finland	18,800/23,000	40.0		40.0	Completed: Q2/2017

1)	In addition to these projects, Citycon has signed an agreement with TK development regarding the forward purchase of Straedet project in Køge in the greater Copenhagen area. Citycon will acquire the newly constructed shopping centre at completion in three parts: first part was acquired on 4 July 2017, second and largest part in September 2017 and the final part in Q1/2018. The purchase price is EUR 75 million in total and is based on a fixed 6.25% net initial yield.
2)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.
3)	The property was divested in connection with the completion on 31 May 2017.

H1/2017 | 10

7. CAPITAL EXPENDITURE

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 154.6 million (100.6).

CAPITAL EXPENDITURE
MEUR	Q1–Q2/2017	Q1–Q2/2016
Acquisitions of properties1)	69.4	0.0
Acquisitions of and investments in joint ventures	8.1	23.5
Property development	76.3	76.3
Other investments	0.7	0.7
Total capital expenditure incl. acquisitions	154.6	100.6

Capital expenditure by segment
Finland	56.1	58.8
Norway	81.3	17.1
Sweden	15.7	23.9
Estonia & Denmark	1.0	0.2
Group administration	0.5	0.5
Total capital expenditure incl. acquisitions	154.6	100.6

Divestments2)	106.9	94.5

1)	Capital expenditure takes into account deduction in the purchase price calculations and FX rate changes
2)	Excluding transfers into ‘Investment properties held for sale’ -category

8. SHAREHOLDERS’ EQUITY

Equity per share decreased to EUR 2.54 (31 December 2016: 2.60), mainly due to dividends and equity return of EUR 57.8 million and a translation loss of EUR 46.8 million. On the other hand, profit for the period increased equity per share.

At period-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,263.8 million (2,289.3). This figure decreased by EUR 47.6 million from the end of 2016 (2,311.4) due to the above-mentioned reasons.

9. FINANCING

During the first half of 2017, no new bank or bond financing transactions were entered into. However, in January the Swedish commercial paper programme limit was increased from SEK 1,000 million to SEK 2,000 million and in June a Norwegian commercial paper programme with a limit of NOK 2,000 million was set up.

KEY FINANCING FIGURES
		30 June 2017	30 June 2016	31 December 2016
Interest bearing debt, fair value	MEUR	2,199.1	2,055.5	2,191.5
Available liquidity	MEUR	564.8	384.6	560.4
Average loan maturity	years	5.0	5.0	5.6
Loan to Value (LTV)1), 2)%		47.3	45.4	46.6
Equity ratio (financial covenant > 32.5)%		46.8	48.5	47.3
Interest cover ratio (financial covenant > 1.8)	x	3.8	3.6	3.8
Solvency ratio (financial covenant < 0.65 )	x	0.47	0.41	0.46
Secured solvency ratio (financial covenant < 0.25)	x	0.02	0.03	0.02

1)	LTV formula: ( Interest-bearing liabilities - cash and cash equivalents / Fair value of investment properties + properties held for sale + investments in joint ventures ) x 100
2)	In the Q2/2016 LTV calculation a EUR 40 million prepayment in other receivables is taken into account.

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INTEREST-BEARING DEBT

The fair value of interest-bearing debt increased year-on-year by EUR 143.6 million to EUR 2,199.1 million, mainly as a result of (re)development project investments and few acquisitions. The weighted average loan maturity decreased during the quarter to 5.0 years, due to the issuance of more short-term commercial papers, and as no new longer term debt arrangements were entered into. The LTV increased slightly during the quarter to 47.3 (47.1), despite a lower net debt due to lower property fair values.

H1/2017 | 12

FINANCIAL EXPENSES

Net financial expenses year-to-date increased by EUR 3.1 million to EUR 29.6 million (26.5) despite a lower average cost of debt, mainly due to the higher debt level, lower interest income and higher other financial expenses. The other financial expenses include EUR 2.2 million of indirect financial expenses that relates to fair value changes of cross-currency swaps not under hedge accounting. The financial income mainly consists of the interest income on the loan to Kista Galleria, and partly on interest differences from forward agreements.

The period-end weighted average interest rate decreased year-on-year as a result of debt refinancing transactions at lower margins and unwinding of interest rate swaps, and also due to the issuance of more commercial papers.

FINANCIAL EXPENSES
		Q1–Q2/2017	Q1–Q2/2016	2016
Financial expenses	MEUR	-32.8	-31.5	-65.9
Financial income	MEUR	3.1	5.0	8.3
Net financial expenses	MEUR	-29.6	-26.5	-57.7
Weighted average interest rate1)%		2.58	3.02	2.86
Year-to-date weighted average interest rate1)%		2.68	3.13	2.98

1) Including interest rate swaps and cross-currency swaps

FINANCIAL RISK MANAGEMENT

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the company’s treasury policy, the currency net transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps that convert EUR debt into SEK and NOK.

FINANCIAL RISK MANAGEMENT
		30 June 2017	30 June 2016	31 December 2016
Average interest-rate fixing period	years	5.0	4.6	5.5
Interest rate hedging ratio	%	85.6	84.6	93.1

10. BUSINESS ENVIRONMENT

In Finland, consumer confidence has reached its long-term average for the first time in five years and also the Finnish economy grew last year at its fastest pace in five years. Construction and consumption remain the main factors for growth; however, growth in consumption comes at a time when wage levels have not increased. Exports remain temperate, but are expected to pick up due to the strengthening of global demand. Unemployment is expected to continue to decrease due to the above-mentioned reasons. Retail real estate investment demand continued to be high during the first half of the year, however, transaction volume decreased due to limited supply. This has also resulted in increased yield gap between prime and secondary assets.

The Norwegian economy is expected to continue to grow, mainly due to consumption, housing investment and strong export growth. Unemployment is expected to decrease and inflation continues to be high, well above the Euro area average. Retail sales have increased significantly during the last quarter and shopping centre rents have remained stable over the last twelve months. The Norwegian commercial real estate investment volume was the second highest of all time in 2016 and the trend has continued during the first half of 2017 when retail transactions amounted to approximately 22% of the total transaction volume.

The Swedish economy continues to display positive signs of growth driven by strong macro fundamentals, strong domestic demand and exports. The growth of domestic demand is expected to be relatively steady in 2017, but exports should provide support to overall growth. In the real estate market, strong investment demand for retail properties and low supply assisted by low interest rates has compressed prime shopping centre yields further during the past year. Additionally, retail rents for prime shopping centres have increased by 2–4% over the past year assisted by strong retail turnover growth.

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Denmark and Estonia are expected to have positive GDP growth due to private consumption and gradually increasing investment activity. In Estonia, continuous growth of retail sales has been positively influencing the commercial real estate market, which is expressed in terms of higher demand for retail space and reduced vacancies in prime assets. However, in Tallinn the increased competition is expected to put pressure on profits of retailers and additionally cause vacancies to shopping centres with secondary locations. In Denmark, prime shopping centre rents, vacancy rates and investment demand has been quite stable for a few years and are expected to remain at previous levels in the best performing shopping centres.

(Sources: Nordea Economic Outlook, Danske Bank Nordic Outlook, European Commission, CBRE, Statistics Finland/ Norway/Sweden/Estonia/Denmark, Eurostat)

BUSINESS ENVIRONMENT KEY FIGURES
%	Finland	Norway	Sweden	Estonia	Denmark	Euro area
GDP growth forecast, 2017	2.8	2.0	2.0	3.2	1.9	1.7
GDP growth forecast, 2018	1.5	2.3	2.0	2.9	1.7	1.8
Unemployment, 5/2017	8.8	4.6	6.7	6.2	5.7	9.3
Inflation, 5/2017	0.7	2.1	1.7	3.3	0.8	1.4
Retail sales growth, 1–5/2017	1.8	2.7	2.2	1.0	0.2	2.5

Sources: Danske Bank Nordic Outlook, European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

11. SUSTAINABILITY

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. Citycon’s sustainability strategy was updated in 2014 and Citycon has set ambitious targets that extend to 2020.

Citycon has launched an extensive project to introduce BREEAM In-Use certificates for its shopping centres. 74% of Citycon’s shopping centres, measured by fair value, had acquired the certification at period-end. Citycon now boasts the largest shopping centre portfolio with BREEAM In-Use certification in the Nordic countries.

Citycon’s sustainability strategy, targets and measures are described in detail in the Annual Review and Sustainability Accounts 2016.

12. RISKS AND UNCERTAINTIES

The most significant near-term risks and uncertainties in Citycon’s business operations are associated with the general development of the economy and consumer confidence in the Nordic countries and Estonia as well as how this affects the fair values, occupancy rates and rental levels of the shopping centres and thereby Citycon’s financial result. Increased competition might affect demand for retail premises, which could lead to lower rental levels or increased vacancy, especially outside capital city regions.

The main risks that can materially affect Citycon’s business and financial results, along with the main risk management actions, are presented in detail in Note 3.5 A) and on pages 73-74 in the Financial Statements 2016 as well as on Citycon’s website in the Corporate Governance section. No material changes are estimated to have taken place during the first half of the year in the risks described.

13. GENERAL MEETING

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 22 March 2017. The AGM adopted the company’s Financial Statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2016. The General Meeting decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

The AGM decisions are reported on the company’s website at www.citycon.com/agm2017, where meeting minutes of the General Meeting are also available.

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14. DIVIDEND AND EQUITY REPAYMENT

Citycon’s dividends and equity repayments in 2017:

Dividends and equity repayments paid on 30 June 20171)	Record date	Payment date	EUR/share
Dividend for 2016	24 March 2017	31 March 2017	0.01
Equity repayment Q1	24 March 2017	31 March 2017	0.0225
Equity repayment Q2	22 June 2017	30 June 2017	0.0325

Remaining Board authorisation for equity repayment2)	Preliminary record date	Preliminary payment date	0.065
Equity repayment Q3	22 September 2017	29 September 2017
Equity repayment Q4	14 December 2017	29 December 2017

1)	Board decision based on the authorisation issued by the AGM 2017

2)	The AGM 2017 authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. Unless the Board of Directors decides otherwise for a justified reason, the authorisation will be used to distribute dividend and/or equity repayment four times during the period of validity of the authorisation. In this case, the Board of Directors will make separate resolutions on each distribution of the dividend and/or equity repayment so that the preliminary record and payment dates will be as stated above. Citycon shall make separate announcements of such Board resolutions.

15. SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

SHARE CAPITAL AND SHARES
		Q1–Q2/2017	Q1–Q2/2016%		2016
Share capital at period-start	MEUR	259.6	259.6	-	259.6
Share capital at period-end	MEUR	259.6	259.6	-	259.6

Number of shares at period-start		889,992,628	889,992,628	-	889,992,628
Number of shares at period-end		889,992,628	889,992,628	-	889,992,628

SHARE PRICE AND TRADING
		Q1–Q2/2017	Q1–Q2/2016%		2016
Low	EUR	2.16	1.98	9.1	1.98
High	EUR	2.50	2.39	4.6	2.39
Average	EUR	2.28	2.18	4.6	2.18
Latest	EUR	2.30	2.05	12.2	2.34
Market capitalisation at period-end	MEUR	2,045.2	1,824.5	12.1	2,080.8

Number of shares traded	million	81.8	75.2	8.8	147.7
Value of shares traded	MEUR	187.0	163.1	14.7	322.2

During January–June 2017, there were no changes in the company’s share capital.

H1/2017 | 15

At the end of June 2017, Citycon had a total of 13,559 (10,343) registered shareholders, of which nine were account managers of nominee-registered shares. The most significant registered shareholders at the end of previous month can be found on company’s website www.citycon.com/major-shareholders.

BOARD AUTHORISATIONS

In addition to the asset distribution authorisation of the Board of Directors as explained in section 14 above and in Note 10, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 22 March 2017:

●	The Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2018.

●	The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2018.

During January–June 2017, Citycon neither used its authorisations to issue shares or special rights entitling to shares nor to repurchase or accept as pledge its own shares.

OWN SHARES

During the reporting period, the company or its subsidiaries held no shares in the company.

FLAGGING NOTICES

During the period the company received one flagging notice pursuant to Chapter 9, Section 5 of the Finnish Securities Markets Act. On 28 June 2017 Alecta pensionsförsäkring, ömsesidigt notified that its ownership in the company had increased above 5% threshold. According to the notification the Swedish Alecta pensionsförsäkring, ömsesidigt’s holdings in Citycon represent 5.10% of the total number of shares and voting rights in Citycon.

Further information on the flagging notice is available on the stock exchange release published by the company on 28 June 2017.

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SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

INCENTIVE PLANS

Long-term Share-based Incentive Plans and Stock Option Plan 2011

Citycon has three incentive plans for the Group key employees:

●	performance share plan 2015,

●	restricted share plan 2015 and

●	stock option plan 2011.

In March 2017 Citycon’s Board of Directors adjusted the total amount of the maximum reward under the Restricted Share Plan 2015 up to 700,000 Citycon shares and extended the allocation period of the restricted shares with one year, until the end of 2018. Otherwise the terms of the long term share-based incentive plans and stock option plan 2011 remain unchanged and as explained in the Note 1.6 of the Financial Statements 2016.

The full terms and conditions of both share-based incentive plans are available on the company’s website at www.citycon.com/remuneration and the full terms and conditions of the stock option plan 2011 on the company’s website at www.citycon.com/options. The subscription ratios, prices and periods of the stock option plan 2011 as well as the stock options granted to the CEO and other Corporate Management Committee members are available in the Note 1.6 of the Financial Statements 2016.

16. EVENTS AFTER THE REPORTING PERIOD

The divestment of shopping centre Lietorvet in Skien, Norway, was closed on 7 July. Citycon’s proceeds from the transaction were approximately EUR 13 million. Additionally, Citycon acquired on 4 July the first part of the shopping centre Straedet in Køge in the greater Copenhagen area. The purchase price of the first part was approximately EUR 12 million.

17. OUTLOOK

Citycon forecasts the 2017 Direct operating profit to change by EUR -1 to 9 million (previously -7–12) and EPRA Earnings to change by EUR -4 to 5 (previously -13–5) million from the previous year. Additionally, the company expects EPRA EPS (basic) to be EUR 0.165–0.175 (previously 0.155–0.175).

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

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18. FINANCIAL CALENDAR

Citycon will issue an interim report of the third quarter, for the period of January–September 2017, on Thursday, 19 October 2017 at about 9:00 a.m.

Espoo, 12 July 2017

Citycon Oyj

Board of Directors

For further information, please contact:

Eero Sihvonen

Executive VP and CFO

Tel. +358 50 557 9137

eero.sihvonen@citycon.com

Henrica Ginström

VP, IR and Communications

Tel. +358 50 554 4296

henrica.ginstrom@citycon.com

Citycon is a leading owner, manager and developer of urban, grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total EUR 5 billion and with market capitalisation of EUR 2 billion. Citycon is No. 1 shopping centre owner in Finland and among the market leaders in Norway, Sweden and Estonia. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa1) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in Nasdaq Helsinki.

www.citycon.com

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EPRA performance measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2016 in section “EPRA performance measures”.

EPRA PERFORMANCE MEASURES

		Q2/2017	Q2/2016%		01–02/2017	01–02/2016%		2016
EPRA Earnings	MEUR	40.9	38.7	5.7	79.2	74.6	6.1	151.1
EPRA Earnings per share (basic)	EUR	0.046	0.043	5.7	0.089	0.084	6.1	0.170
EPRA NAV per share	EUR	2.78	2.80	-0.6	2.78	2.80	-0.6	2.82
EPRA NNNAV per share	EUR	2.43	2.42	0.5	2.43	2.42	0.5	2.47

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

MEUR		Q2/2017	Q2/2016	%	Q1–02/2017	Q1–02/2016	%	2016
Earnings in IFRS Consolidated Statement of Comprehensive Income		30.2	37.3	-18.9	58.7	94.6	-37.9	160.4
-/+ Net fair value gains/losses on investment property		15.7	-4.7	-	8.4	-31.0	-	-25.9
-/+ Net gains/losses on sale of investment property		-7.4	-3.5	115.1	-9.4	-3.5	167.8	-4.3
+ Indirect other operating expenses		0.0	-	-	2.8	-	-	4.4
+/- Fair value losses/gains of financial instruments		0.7	0.3	130.8	2.2	0.9	157.4	5.9
+/- Fair value losses/gains and other indirect items of joint ventures and associated companies		3.2	1.0	211.6	4.8	-2.0	-	-10.4
+/- Change in deferred taxes arising from the items above		-1.6	8.1	-	11.2	15.1	-25.9	20.2
+/- Non-controlling interest arising from the items above		0.0	0.1	-96.2	0.5	0.6	-22.1	0.7
EPRA Earnings		40.9	38.7	5.7	79.2	74.6	6.1	151.1
Issue-adjusted average number of shares	million	890.0	890.0	0.0	890.0	890.0	0.0	890.0
EPRA Earnings per share (basic)	EUR	0.046	0.043	5.7	0.089	0.084	6.1	0.170

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The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR		Q2/2017	Q2/2016%		Q1–Q2/2017	Q1–Q2/2016%		2016
Net rental income		59.4	57.0	4.1	116.0	112.2	3.3	224.9
Direct administrative expenses		-6.9	-7.3	-5.2	-13.7	-14.8	-7.0	-28.2
Direct other operating income and expenses		0.2	0.8	-69.3	0.8	1.0	-18.0	1.8
Direct operating profit		52.7	50.5	4.4	103.0	98.4	4.7	198.5
Direct net financial income and expenses		-13.4	-12.7	5.5	-27.4	-25.6	6.9	-51.7
Direct share of profit/loss of joint ventures and associated companies		1.6	0.8	106.6	3.4	1.7	99.4	4.4
Direct current taxes		-0.2	0.0	-	-0.2	-0.2	5.4	-0.7
Direct deferred taxes		0.1	0.1	-0.2	0.4	0.4	4.2	0.7
Direct non-controlling interest		0.0	0.0	-97.8	0.0	-0.1	-	-0.1
EPRA Earnings		40.9	38.7	5.7	79.2	74.6	6.1	151.1
EPRA Earnings per share (basic)	EUR	0.046	0.043	5.7	0.089	0.084	6.1	0.170

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	30 June 2017			30 June 2016			31 December 2016
		Number			Number
		of shares	per share,		of shares	per share,		per share,	per share,
	MEUR	(1,000)	EUR	MEUR	(1,000)	EUR	MEUR	EUR	EUR
Equity attributable to parent company shareholders	2,263.8	889,993	2.54	2,289.3	889,993	2.57	2,311.4	889,993	2.60
Deferred taxes from the difference of fair value and fiscal value of investment properties	307.8	889,993	0.35	302.6	889,993	0.34	309.1	889,993	0.35
Goodwill as a result of deferred taxes	-100.3	889,993	-0.11	-110.6	889,993	-0.12	-108.7	889,993	-0.12
Fair value of financial instruments	2.7	889,993	0.00	8.4	889,993	0.01	0.3	889,993	0.00
Net asset value (EPRA NAV)	2,474.0	889,993	2.78	2,489.7	889,993	2.80	2,512.2	889,993	2.82

Deferred taxes from the difference of fair value and fiscal value of investment properties	-307.8	889,993	-0.35	-302.6	889,993	-0.34	-309.1	889,993	-0.35
Goodwill as a result of deferred taxes	100.3	889,993	0.11	110.6	889,993	0.12	108.7	889,993	0.12
The difference between the secondary market price and fair value of bonds1)	-98.1	889,993	-0.11	-135.2	889,993	-0.15	-116.2	889,993	-0.13
Fair value of financial instruments	-2.7	889,993	0.00	-8.4	889,993	-0.01	-0.3	889,993	0.00
EPRA NNNAV	2,165.7	889,993	2.43	2,154.1	889,993	2.42	2,195.2	889,993	2.47

1)	When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the fair value of the bonds was EUR 98.1 million (135.2) as of 30 June 2017.

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Condensed consolidated half-yearly report

financial statements 1 January–30 June 2017

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR	Note	Q2/2017	Q2/2016%		Q1–Q2/2017	Q1–Q2/2016%		2016
Gross rental income	3	65.4	62.2	5.2	131.5	125.4	4.8	251.4
Service charge income		19.4	20.2	-3.6	39.9	40.2	-0.9	80.3
Property operating expenses		-24.9	-25.1	-1.0	-54.5	-52.9	3.1	-105.5
Other expenses from leasing operations		-0.6	-0.2	189.8	-0.9	-0.6	61.0	-1.4
Net rental income	3	59.4	57.0	4.1	116.0	112.2	3.3	224.9
Administrative expenses		-6.9	-7.3	-5.2	-13.7	-14.8	-7.0	-28.2
Other operating expenses and income	6	0.2	0.8	-67.4	-2.0	1.0	-	-2.6
Net fair value losses/gains on investment property	3	-15.7	4.7	-	-8.4	31.0	-	25.9
Net gains on sale of investment property		7.4	3.5	115.1	9.4	3.5	167.8	4.3

Operating profit	3	44.4	58.6	-24.2	101.2	132.9	-23.8	224.4

Net financial income and expenses		-14.1	-13.0	8.5	-29.6	-26.5	11.8	-57.7
Share of profit (loss) of joint ventures and associated companies		-1.6	-0.2	-	-1.4	3.8	-	14.8
Profit/loss before taxes		28.7	45.4	-36.7	70.2	110.2	-36.3	181.5
Current taxes		-0.2	0.0	-	-0.2	-0.2	5.4	-0.7
Deferred taxes		1.7	-7.9	-	-10.8	-14.7	-26.7	-19.5
Profit for the period		30.2	37.5	-19.3	59.2	95.3	-37.8	161.3

Profit attributable to
Parent company shareholders		30.2	37.3	-18.9	58.7	94.6	-37.9	160.4
Non-controlling interest		0.0	0.2	-96.5	0.5	0.7	-26.1	0.9

Earnings per share attributable to parent company shareholders
Earnings per share (basic)	EUR 4	0.03	0.04	-18.9	0.07	0.11	-37.9	0.18
Earnings per share (diluted)	EUR 4	0.03	0.04	-19.1	0.07	0.11	-38.1	0.18

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-0.5	0.8	-	-2.6	-2.9	-7.7	8.0
Income taxes relating to cash flow hedges		0.1	-0.2	-	0.5	0.6	-7.7	-1.6
Share of other comprehensive income of joint ventures and associated companies		-0.2	1.8	-	-0.3	1.8	-	1.1
Exchange gains/losses on translating foreign operations		-39.9	2.4	-	-46.7	16.3	-	31.1
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		-40.5	4.9	-	-49.2	15.8	-	38.5
Other comprehensive income for the period, after taxes		-40.5	4.9	-	-49.2	15.8	-	38.5

Total comprehensive profit/loss for the period		-10.3	42.4	-	10.0	111.0	-91.0	199.8

Total comprehensive profit/loss attributable to
Parent company shareholders		-10.3	42.2	-	9.5	110.4	-91.3	198.9
Non-controlling interest		0.0	0.2	-101.3	0.5	0.7	-27.5	0.9

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	30 June 2017	30 June 2016	31 December 2016
ASSETS

Non-current assets
Investment properties	5	4,156.1	4,110.0	4,337.6
Goodwill		164.6	175.0	173.4
Investments in joint ventures and associated companies		222.2	272.2	219.0
Intangible and tangible assets, and other non-current assets		32.2	28.6	30.0
Deferred tax assets		3.2	5.0	2.9
Total non-current assets		4,578.3	4,590.8	4,762.8

Investment properties held for sale	6	215.1	21.3	81.9

Current assets
Derivative financial instruments	8, 9	2.4	2.2	1.0
Trade and other current assets		42.5	89.5	39.3
Cash and cash equivalents	7	13.3	24.6	15.9
Total current assets		58.2	116.3	56.2

Total assets	3	4,851.6	4,728.4	4,900.9

SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-2.7	-8.4	-0.3
Invested unrestricted equity fund	10	1,181.4	1,297.1	1,230.3
Retained earnings	10	694.4	609.9	690.7
Total equity attributable to parent company shareholders		2,263.8	2,289.3	2,311.4
Non-controlling interest		1.2	0.7	0.8
Total shareholders' equity		2,265.0	2,290.0	2,312.3

Long-term liabilities
Loans		1,867.8	1,727.3	1,887.1
Derivative financial instruments and other non-interest bearing liabilities	8, 9	5.6	15.2	3.9
Deferred tax liabilities		311.7	304.4	312.2
Total long-term liabilities		2,185.1	2,047.0	2,203.2

Short-term liabilities
Loans		317.7	315.2	289.7
Derivative financial instruments	8, 9	1.6	1.2	2.7
Trade and other payables		82.1	75.1	93.0
Total short-term liabilities		401.5	391.5	385.5

Total liabilities	3	2,586.6	2,438.4	2,588.7

Total liabilities and shareholders’ equity		4,851.6	4,728.4	4,900.9

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	Q1–Q2/2017	Q1–Q2/2016	2016
Cash flow from operating activities
Profit before taxes		70.2	110.2	181.5
Adjustments to profit before taxes		35.4	-9.7	21.3
Cash flow before change in working capital		105.6	100.5	202.8
Change in working capital		-4.4	-7.9	1.5
Cash generated from operations		101.2	92.6	204.3

Paid interest and other financial charges		-32.7	-33.1	-68.9
Interest income and other financial income received		0.6	1.2	1.8
Current taxes paid		-0.1	-0.4	-0.8
Net cash from operating activities		69.0	60.3	136.4

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	5, 6	-73.5	0.0	-81.5
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets	5, 6	-89.4	-146.5	-191.3
Sale of investment properties	5, 6	112.8	107.9	109.9
Net cash used in investing activities		-50.1	-38.6	-162.9

Cash flow from financing activities
Proceeds from short-term loans		1,164.1	648.8	1,131.4
Repayments of short-term loans		-987.3	-637.8	-1,142.0
Proceeds from long-term loans and receivables		0.0	51.2	375.2
Repayments of long-term loans		-138.4	-31.2	-231.1
Dividends and return from the invested unrestricted equity fund	10	-58.4	-63.9	-131.4
Realised exchange rate losses/gains		-1.0	8.2	12.8
Net cash used in financing activities		-21.0	-24.7	14.9

Net change in cash and cash equivalents		-2.1	-3.1	-11.6
Cash and cash equivalents at period-start	7	15.9	27.9	27.9
Effects of exchange rate changes		-0.5	-0.2	-0.5
Cash and cash equivalents at period-end	7	13.3	24.6	15.9

H1/2017 | 23

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

	Equity attributable to parent company shareholders						Equity
MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	attributable to parent company shareholders	Non- controlling interest	Share- holders’ equity, total
Balance at 1 January 2016	259.6	131.1	-7.9	1,354.9	-47.9	555.7	2,245.5	0.0	2,245.5
Total comprehensive loss/profit for the period			-0.5		16.3	94.6	110.4	0.7	111.0
Dividends paid and equity return (Note 10)				-57.8		-8.9	-66.7		-66.7
Share-based payments						0.2	0.2		0.2
Balance at 30 June 2016	259.6	131.1	-8.4	1,297.1	-31.6	641.5	2,289.3	0.7	2,290.0

Balance at 1 January 2017	259.6	131.1	-0.3	1,230.3	-16.9	707.6	2,311.4	0.8	2,312.3
Total comprehensive loss/profit for the period			-2.4		-46.8	58.7	9.5	0.5	10.0
Dividends paid and equity return (Note 10)				-48.9		-8.9	-57.8		-57.8
Share-based payments						0.5	0.5		0.5
Disposals of non-controlling interests						0.2	0.2	-0.1	0.1
Balance at 30 June 2017	259.6	131.1	-2.7	1,181.4	-63.7	758.1	2,263.8	1.2	2,265.0

H1/2017 | 24

Notes to the half-yearly report’s condensed consolidated financial statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden and Estonia and Denmark. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the half-yearly report’s financial statements on 12 July 2017.

2.   BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The half-yearly report for the six month period ended on 30 June 2017 have been prepared in accordance with the same accounting policies and methods as in previous annual financial statements and in accordance with IAS 34 Interim Financial Reporting standard. The figures are unaudited.

Additional information on the accounting policies are available in Citycon’s previous annual financial statements in the accounting policies notes.

Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) guidelines. These alternative performance measures, such as EPRA performance measures and loan to value, are used to present the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

3.   SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Norway, Sweden and Estonia and Denmark.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures and associated companies’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures and associated companies’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 3.1 million.

The Board of Directors follows IFRS segment results and in addition Kista Galleria’s financial performance separately, and therefore, segment information includes both IFRS segment results and Kista Galleria result. The Board of Directors has started to follow the Kista Galleria result and financial position based on a 50% share during the first quarter of 2017 (previously 100%).

H1/2017 | 25

MEUR	Q2/2017	Q2/2016%		Q1–Q2/2017	Q1–Q2/2016%		2016
Gross rental income
Finland	24.7	23.2	6.2	48.5	47.7	1.8	94.4
Norway	23.0	20.9	9.8	47.3	41.6	13.5	85.3
Sweden	11.3	11.6	-3.0	22.9	22.9	-0.3	45.8
Estonia & Denmark	6.5	6.4	1.8	12.8	13.2	-2.9	26.0
Total Segments	65.4	62.2	5.2	131.5	125.4	4.8	251.4

Kista Galleria (50%)	4.2	4.3	-3.2	8.5	8.7	-2.7	17.2

Net rental income
Finland	22.6	22.3	1.1	42.5	44.0	-3.5	87.8
Norway	20.3	18.1	11.8	41.4	36.4	13.8	74.0
Sweden	10.3	10.2	1.5	19.6	18.9	3.4	38.5
Estonia & Denmark	6.0	6.2	-3.0	12.1	12.6	-3.8	24.2
Other	0.1	0.1	20.4	0.3	0.2	26.0	0.5
Total Segments	59.4	57.0	4.1	116.0	112.2	3.3	224.9

Kista Galleria (50%)	3.8	3.8	-0.5	7.7	7.7	-0.7	15.0

Direct operating profit
Finland	21.7	21.5	0.5	40.9	42.4	-3.6	84.8
Norway	19.3	17.3	11.4	39.6	34.1	16.2	69.4
Sweden	9.5	9.5	0.0	17.9	17.2	4.4	35.2
Estonia & Denmark	5.9	6.0	-2.7	11.8	12.1	-2.7	23.5
Other	-3.6	-3.9	-7.4	-7.2	-7.3	-1.9	-14.4
Total Segments	52.7	50.5	4.4	103.0	98.4	4.7	198.5

Kista Galleria (50%)	3.6	3.6	0.2	7.3	7.3	0.2	14.4

Net fair value losses/gains on investment property
Finland	-5.5	-6.9	-20.3	-15.1	-15.2	-0.8	-33.2
Norway	-13.7	0.2	-	0.7	24.3	-97.0	19.8
Sweden	4.7	12.9	-63.9	8.2	21.8	-62.4	39.7
Estonia & Denmark	-1.2	-1.6	-22.2	-2.2	0.2	-	-0.4
Total Segments	-15.7	4.7	-435.2	-8.4	31.0	-	25.9

Kista Galleria (50%)	0.6	0.8	-24.1	0.5	2.0	-72.4	5.5

Operating profit/loss
Finland	15.1	18.0	-16.0	25.0	30.7	-18.7	55.1
Norway	5.8	17.5	-66.8	37.8	58.3	-35.3	85.1
Sweden	22.4	22.6	-0.9	36.1	39.1	-7.8	75.7
Estonia & Denmark	4.6	4.5	4.2	9.6	12.2	-21.0	22.9
Other	-3.6	-4.0	-9.8	-7.2	-7.4	-3.3	-14.5
Total Segments	44.4	58.6	-24.3	101.2	132.9	-23.8	224.4

Kista Galleria (50%)	4.2	4.4	-4.1	7.9	9.3	-15.3	19.9

H1/2017 | 26

MEUR	30 June 2017	30 June 2016%		31 December 2016
Assets
Finland	1,826.5	1,707.9	6.9	1,843.1
Norway	1,681.4	1,648.8	2.0	1,710.0
Sweden	965.7	940.8	2.6	970.2
Estonia & Denmark	339.1	340.5	-0.4	340.2
Other	38.9	90.5	-57.0	37.4
Total Segments	4,851.6	4,728.4	2.6	4,900.9

Kista Galleria (50%)	319.1	316.5	0.8	318.0

Liabilities
Finland	14.3	13.5	5.5	18.7
Norway	13.5	15.4	-12.1	21.1
Sweden	12.7	14.7	-13.1	19.2
Estonia & Denmark	4.9	4.8	2.1	4.1
Other	2,541.2	2,390.0	6.3	2,525.6
Total Segments	2,586.6	2,438.4	6.1	2,588.7

Kista Galleria (50%)	252.6	258.6	-2.3	251.6

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. EARNINGS PER SHARE
		Q1–Q2/2017	Q1–Q2/2016%		2016
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	58.7	94.6	-37.9	160.4
Issue-adjusted average number of shares	million	890.0	890.0	-	890.0
Earnings per share (basic)	EUR	0.07	0.11	-37.9	0.18

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	58.7	94.6	-37.9	160.4
Issue-adjusted average number of shares	million	890.0	890.0	-	890.0
Adjustment from share-based incentive plans and options	million	9.0	6.4	40.4	6.4
Average number of shares used in the calculation of diluted earnings per share	million	899.0	896.4	0.3	896.4
Earnings per share (diluted)	EUR	0.07	0.11	-38.1	0.18

H1/2017 | 27

5. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On the reporting date, the first mentioned category included Lippulaiva in Finland and Porin Asema-aukio in Finland on 30 June 2016.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

30 JUNE 2017
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	723.9	3,613.7	4,337.6
Acquisitions	-	69.4	69.4
Investments	17.2	56.9	74.1
Disposals	-	-62.0	-62.0
Capitalised interest	0.4	1.8	2.3
Fair value gains on investment property	-	86.9	86.9
Fair value losses on investment property	-	-95.3	-95.3
Exchange differences	-	-78.4	-78.4
Transfers between items	-632.3	453.9	-178.5
At period-end	109.1	4,047.0	4,156.1

30 JUNE 2016
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Investments	9.9	65.0	74.9
Disposals	-	-24.2	-24.2
Capitalised interest	0.3	1.1	1.5
Fair value gains on investment property	1.8	60.0	61.8
Fair value losses on investment property	-	-30.8	-30.8
Exchange differences	-	24.9	24.9
Transfers between items	-79.4	-10.3	-89.7
At period-end	39.3	4,070.7	4,110.0

30 DECEMBER 2016
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Acquisitions	81.5	-	81.5
Investments	80.7	108.1	188.8
Disposals	0.0	-25.1	-25.1
Capitalised interest	4.4	1.2	5.6
Fair value gains on investment property	15.1	85.8	100.9
Fair value losses on investment property	-	-74.9	-74.9
Exchange differences	-	47.7	47.7
Transfers between items (includes the transfer from investments in joint ventures and associated companies)	435.4	-513.8	-78.4
At period-end	723.9	3,613.7	4,337.6

H1/2017 | 28

Citycon has changed its external appraiser on the second quarter of 2017. The fair value of Citycon’s properties has been measured by CBRE for the first time for the half-yearly report 2017. The property valuations in 2016 were conducted by JLL, who had served as Citycon’s appraiser for over five years. Moreover, in 2017 Citycon has started to measure the fair values of the properties internally on the first and third quarter of the year. The fair value is calculated by a net rental income based cash flow analysis both in internal and external valuations. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m./mo
	30 June 2017	30 June 2016	31 December 2016	30 June 2017	30 June 2016	31 December 2016
Finland	5.5	5.8	5.6	30.3	29.4	29.8
Norway	5.4	5.2	5.3	22.5	22.2	22.9
Sweden	5.1	5.3	5.2	26.9	25.6	26.3
Estonia & Denmark	6.6	6.7	6.7	20.4	20.2	20.1
Investment properties, average	5.5	5.6	5.5	26.3	25.5	26.1
Investment properties and Kista Galleria (50%), average	5.4	5.5	5.4	27.0	26.3	26.9

VALUATION YIELD DEVELOPMENT1)

%

1) Excluding Kista Galleria.

6. INVESTMENT PROPERTIES HELD FOR SALE

On 30 June 2017, the Investment Properties Held for Sale comprised of two properties in Norway and non-core properties in Finland. The properties’ transactions in Norway are expected to be finalised during 2017 while non-core property transactions in Finland are expected to be finalised during the next 12 months. On 30 June 2016 the Investment Properties Held for Sale comprised one property in Norway and one residential property in Finland.

Other operating expenses and income in the consolidated statement of comprehensive income includes the goodwill reduction of EUR 2.8 million related to the disposal of Lade shopping centre in Norway in the first quarter of 2017.

MEUR	30 June 2017	30 June 2016	2016
At period-start	81.9	1.7	1.7
Disposals	-42.2	-70.0	-70.0
Exchange differences	-3.1	-	-
Transfers from investment properties	178.5	89.7	150.3
At period-end	215.1	21.3	81.9

H1/2017 | 29

7. CASH AND CASH EQUIVALENTS

MEUR	30 June 2017	30 June 2016	31 December 2016
Cash in hand and at bank	10.1	19.9	9.3
Other bank deposits	3.1	4.7	6.5
Total	13.3	24.6	15.9

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists mainly of restricted cash.

8. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	30 June 2017		30 June 2016		31 December 2016
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
FINANCIAL ASSETS
I Financial assets at fair value through profit and loss
Derivative financial instruments	11.6	11.6	4.1	4.1	3.1	3.1
II Derivative contracts under hedge accounting
Derivative financial instruments	0.5	0.5	1.0	1.0	2.5	2.5

FINANCIAL LIABILITIES
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	421.7	422.2	481.7	482.2	260.8	261.4
Bonds	1763.9	1776.9	1560.8	1573.3	1916.0	1930.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	5.2	5.2	2.7	2.7	4.3	4.3
III Derivative contracts under hedge accounting
Derivative financial instruments	0.6	0.6	8.3	8.3	1.6	1.6

H1/2017 | 30

9. DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2017		30 June 2016		31 December 2016
MEUR	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	235.1	0.5	300.3	-7.8	247.6	1.2
over 5 years	-	-	-	-	-	-
Subtotal	235.1	0.5	300.3	-7.8	247.6	1.2

Cross-currency swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	350.0	1.5	150.0	0.5	350.0	0.6
over 5 years	107.9	3.4	107.9	0.4	107.9	-0.3
Subtotal	457.9	4.9	257.9	0.9	457.9	0.3

Foreign exchange forward agreements
Maturity:
less than 1 year	131.9	0.8	233.9	0.9	220.2	-1.8

Total	825.0	6.3	792.1	-5.9	925.7	-0.2

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 235.1 million (300.3) and for a cross-currency swap converting EUR debt into NOK debt which have nominal amount of EUR 107.9 million (107.9). The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 0.4 million (1.7) have been recognised in ‘Share of other comprehensive income of joint ventures and associated companies’ from interest rate swaps hedging loans of Kista Galleria and Sektor Portefølje II AS.

Citycon also has currency forwards and cross-currency swaps to convert EUR debt into SEK debt. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria’s loans are recognised under ‘Share of profit of joint ventures and associated companies’.

10. DIVIDEND AND EQUITY REPAYMENT

Citycon’s AGM 2017 decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed for the financial year 2016 shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

On the basis of the authorisation mentioned above and explained in half-yearly report sections 13 and 14 the Board of Directors has decided in March and June 2017 to distribute dividend of EUR 0.01 per share, or approximately EUR 8.9 million and equity repayment total of EUR 0.055 per share, or approximately EUR 48.9 million. Following the dividend and equity repayments paid on 31 March and 30 June 2017, the Board’s authorisation for dividend distribution is used in its entirety and the remaining authorisation for equity repayment is EUR 0.065 per share. Preliminary payment dates for equity repayments to be distributed on basis of the remaining authorisation are 29 September 2017 and 29 December 2017. The Board of Directors will make separate resolutions on each distribution of the equity repayment and the company shall make separate announcements of such Board resolutions.

Total amount of dividend EUR 8.9 million and equity repayment EUR 124.6 million were distributed during the financial year 2016, of which EUR 8.9 million dividend and EUR 57.8 million equity repayment were distributed during the first half of 2016.

H1/2017 | 31

11. CONTINGENT LIABILITIES

MEUR	30 June 2017	30 June 2016	31 December 2016
Mortgages on land and buildings	135.8	139.8	143.1
Bank guarantees	66.8	176.1	154.7
Capital commitments	207.1	260.7	254.8

At period-end, Citycon had capital commitments of EUR 207.1 million (260.7) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

12.  RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures, Board members, CEO and other Corporate Management Committee members and the company’s largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 43.9% on 30 June 2017 (43.5%).

PURCHASES OF SERVICES

Over the period Citycon paid no expenses to Gazit-Globe Ltd. and its subsidiaries (0.1) but invoiced EUR 0.1 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (0.1).

H1/2017 | 32

Report on Review of Citycon Oyj’s

Half-yearly report’s Financial Information

for the period January 1–June 30, 2017

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

INTRODUCTION

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of June 30th , 2017 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, condensed cash flow statement and explanatory notes for the six-month period then ended. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of half-yearly report’s financial information in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the half-yearly report’s financial information in Finland. Our responsibility is to express a conclusion on this half-yearly report’s financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of half-yearly report’s financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying half-yearly report’s financial information has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the half-yearly report’s financial information in Finland.

Helsinki, July 12th, 2017

Ernst & Young Oy

Accountant Firm

Mikko Rytilahti

Authorized Public Accountant